                                                                    EXHIBIT 12.1

                             BELL MICROPRODUCTS INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                        (unaudited, thousands of dollars)


                                                 NINE MONTHS ENDED
                                                    SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                                                 -----------------   ------------------------------------------------
                                                   2004*    2004     2003*  2003   2002      2001      2000    1999
                                                   -----    ----     -----  ----  -------  --------  -------  -------
Earnings:
Net income / (loss)                                5,811    5,537  (2,706) (4,474) (7,054)  (22,107)  17,237    7,038
Add:
    (Income) / loss from discontinued operations       0        0       0       0       0         0        0    1,892
    Income tax (benefit) provision                 4,177    4,177    (405)   (669) (2,612)  (12,251)  12,480    6,581
    Interest expensed and capitalized             11,681   12,161  14,111  16,143  16,910    20,362   14,495    5,766
    Amortized premiums, discounts and
    capitalized expenses related to indebtedness       0        0       0       0       0         0        0        0
    Estimated interest within rental expense       1,813    1,813   2,781   2,781   2,890     2,457    1,573      932
    Preference security dividend requirements          0        0       0       0       0         0        0        0
    Amortization of capitalized interest               0        0       0       0       0         0        0        0
Subtract:
    Capitalized interest                               0        0       0       0       0         0        0        0
    Preference security dividend requirements          0        0       0       0       0         0        0        0
Earnings as adjusted                              23,482   23,688  13,781  13,781  10,134   (11,539)  45,785   22,209

Fixed charges:
    Interest expensed                             11,681   12,161  14,111  16,143  16,910    20,362   14,495    5,766
    Capitalized interest                               0        0       0       0       0         0        0        0
    Amortized premiums, discounts and
    capitalized expenses related to indebtedness       0        0       0       0       0         0        0        0
    Estimated interest within rental expense       1,813    1,813   2,781   2,781   2,890     2,457    1,573      932
    Preference security dividend requirements          0        0       0       0       0         0        0        0
Total fixed charges                               13,494   13,974  16,892  18,924  19,800    22,819   16,068    6,698

Ratio of earnings to fixed charges                  1.74     1.70       -       -       -         -     2.85     3.32

Ratio of earnings to total fixed charges and
preferred stock dividends                              -        -       -       -       -         -     2.85     3.32

Earnings insufficient to cover fixed charges by        -        -   3,111   5,143   9,666    34,358        -        -


      * The information presented in this column is pro forma information assuming the issuance of $110,000,000 of our 3 3/4% convertible subordinates notes due 2024 occurred effective January 1, 2003, and the application of $106,000,000 of the net proceeds to retire existing indebtedness on that date.